Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 10, 2018

Registration Statement No. 333-225147

Corporate Overview July 2018

NASDAQ: BIOC www.biocept.com

Forward-Looking Statements

This presentation contains, and any accompanying oral presentation would no doubt contain, forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding Biocept, Inc. and our business. Forward-looking statements include all statements that are not historical facts and generally can be identified by terms such as anticipates, believes, could, estimates, expects, intends, may, plans, potential, predicts, projects, should, will, would, or the negative of those terms and similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. For details about these risks, please see our SEC filings. All forward-looking statements contained in this presentation speak only as of the date hereof, and except as required by law, we assume no obligation to update these forward-looking statements whether as a result of any new information, future events, changed circumstances or otherwise. This presentation does not constitute an offer to sell securities including but not limited to within any jurisdiction in which the sale of such securities would be unlawful. The information set forth herein has not been reviewed, approved or disapproved, nor has the accuracy or adequacy of the information set forth herein been passed upon, by the SEC or any state securities administrator.

The Company has filed a Registration Statement on Form S-1 (File No. 333-225147) (including a preliminary prospectus) with the SEC for the offering for which this presentation relates. The Registration Statement has not yet become effective. Before you invest, you should read the preliminary prospectus contained in the Company’s Registration Statement, any amendments or supplements thereto and other documents the Company has filed with the SEC for more complete information about the Company and this offering. The preliminary prospectus and the Registration Statement, as may be amended or supplemented from time to time, may be accessed through the SEC’s website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the preliminary prospectus and any amendments or supplements thereto if you request it through Maxim Group LLC, 405 Lexington Ave, New York, NY 10174, Attn: Syndicate Department or by Tel: (212) 895-3745.  This presentation contains statistics and other data that has been obtained from or compiled from information made available by third party service providers. The Company has not independently verified such statistics or data. The information presented in this presentation is as of July 10, 2018 unless indicated otherwise.

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Corporate Profile

CLIA – CAP accredited laboratory located in San Diego Patented technology used for liquid biopsy in cancer Providing actionable information to help physicians make  treatment decisions  NASDAQ: BIOC, Listed 2014 Market Cap: +/- $15M Shares Out: 68.5M ADTV: ~1,500K High concordance to tissue biopsy Collaborations and partnerships with renowned institutions Planned development of IVD kits for global distribution and use Biocept Completing the answer

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Investment Highlights

Liquid Biopsy Market Estimated at $10+ Billion

▪	Potential to improve cancer patient outcomes
▪	Advantages of a simple blood test vs. tissue biopsy (convenience, repeatability, feasibility benefits, reduced cost and fewer complications)

Test Menu Focused Only on Actionable Information

▪	Unique CTC and ctDNA testing
▪	Enables detection and monitoring of clinically-validated biomarkers listed in NCCN Guidelines

Industry-Leading Test Performance

▪	Multiple clinical studies, publications, and presentations support Biocept’s proprietary Target Selector™ platform

Opportunities for Value-Creating Strategic Partnerships

▪	Potential for U.S. and Global Transactions
▪	Commercial and Technology Partnerships

Strong Revenue Growth and Health Plan Reimbursement

▪	4-year Revenue CAGR of 236%*
▪	Indicative of platform validation and market potential
▪	Cost-effective liquid biopsy testing

Evolution Toward Distributed Business Model

▪	Actively growing Pathology Partnership (ie TC-PC) business
▪	Target Selector Kits for both CTC and ctDNA platforms

*FY2014 through FY2017 and includes conversion to accrual revenue recognition in 1Q 2017

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Anticipated Milestones Next 12 Months

✓ Increase market penetration into emerging liquid biopsy segment

✓ Enter into strategic commercial and technology partnerships – Global and U.S.

✓ Sign additional Empower TC agreements with pathologists and major hospitals

✓ Validate Oncomine™ NGS Panel; Become Thermo Fisher Liquid Biopsy Center of Excellence

✓ Grow sales of blood collection tubes under VWR marketing and distribution agreement

✓ Sign new third-party health plan agreements and expand relationship with BCBS

✓ Publish clinical case studies

✓ Launch additional oncology biomarker assays

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Patients Diagnosed with Cancer in the US

» Over 1.68 million new cancer cases in 2017

» Breast, lung, and CRC account for >36% of all new cases of cancer

» More than 610,000 people will die of cancer in 2017

» Breast, lung, and CRC account for >41% of all cancer related deaths

»  Source: American Cancer Society 2017 – SEER Statistics

Estimated New Cases Prostate 161,360 19% Breast 252,710 30% Lung & bronchus 116,990 14% Lung & bronchus 105,510 12% Colon & rectum 71,420 9% Colon & rectum 64,010 8% Urinary bladder 60,490 7% Uterine corpus 61,380 7% Melanoma of the skin 52,170 6% Thyroid 42,470 5% Kidney & renal pelvis 40,610 5% Melanoma of the skin 34,940 4% Non-Hodgkin lymphoma 40,080 5% Non-Hodgkin lymphoma 32,160 4% Leukemia 36,290 4% Leukemia 25,840 3% Oral cavity & pharynx 35,720 4% Pancreas 25,700 3% Liver & intrahepatic bile duct 29,200 3% Kidney & renal pelvis 23,380 3% All Sites 836,150 100% All Sites 852,630 100% Estimated Deaths Lung & bronchus 84,590 27% Lung & bronchus 71,280 25% Colon & rectum 27,150 9% Breast 40,610 14% Prostate 26,730 8% Colon & rectum 23,110 8% Pancreas 22,300 7% Pancreas 20,790 7% Liver & intrahepatic bile duct 19,610 6% Ovary 14,080 5% Leukemia 14,300 4% Uterine corpus 10,920 4% Esophagus 12,720 4% Leukemia 10,200 4% Urinary bladder 12,240 4% Liver & intrahepatic bile duct 9,310 3% Non-Hodgkin lymphoma 11,450 4% Non-Hodgkin lymphoma 8,690 3% Brain & other nervous system 9,620 3% Brain & other nervous system 7,080 3% All Sites 318,420 100% All Sites 282,500 100%

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Our Team has a Deep & Successful History of Commercializing Innovation

Michael Nall President & CEO

• 25+ years in healthcare sales, marketing and commercial operations

• 16 years in cancer diagnostics and genomics

• Most recently General Manager N. American Sales and Marketing for Clarient — a GE Healthcare Company

Tim Kennedy CFO & SVP of Operations

• 30+ years of financial experience, 25+ years in the clinical diagnostics industry

• Instrumental in 2.1B restructuring of Millennium Health, a privately-held urine drug lab

• Numerous senior management positions – helped transform PLUS Diagnostics into largest independent U.S pathology lab; merged National Health Labs and Roche Biomedical Labs to form LabCorp

Lyle Arnold, Ph.D. SVP, R&D & CSO

• Senior R&D leadership at Gen-Probe, Incyte Genomics, Genta

• Founder/ Co-founder Oasis Biosciences, Molecular Biosystems, Aegea Biotechnologies

• Former faculty member, UCSD School of Medicine and member, UCSD Cancer Center

• 50 issued US and more than 160 issued and pending patents worldwide

Veena Singh, MD SVP & Sr. Medical Director	• Board certified AP/CP and Molecular Pathology, UCSD, Cedars Sinai trained • Numerous publications, serves on CAP committees • Most recently Medical Director – bioTheranostics

Michael Terry SVP, Commercial Operations

• 25+ years commercial leadership experience in molecular Dx and med-tech companies

• Former GE Healthcare executive, certified in Six Sigma

• Recent experience in liquid biopsy field; EVP commercial operations at both Sequenom and Trovagene

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Biocept is Guided by a Board of Visionaries & Scientific Influencers

Board of Directors		Clinical Advisory Board
David F. Hale	Bruce E. Gerhardt, CPA	Lee Schwartzberg, MD	David Carbone, MD
Chairman	Director, Member Audit Committee	Chief, Division of Hematology Oncology;	Director, James Thoracic Center, James
		Professor of Medicine, University of	Cancer Hospital and Solove Research
		Tennessee	Institute, Ohio State University
M. Faye Wilson, CPA, MBA	Ivor Royston, MD
Lead Independent Director, Chair	Director, Chair – Science and
Audit Committee, Member	Technology Committee, Member	Jenny Chang, MD	Michael Kosty, MD
Compensation Committee, Member	Nominating and Governance	Director, Methodist Hospital Cancer	Scripps Clinic Torrey Pines, San Diego
Nominating and Governance	Committee	Center, Houston, Texas	California
Committee

Marsha A. Chandler, PhD	Bruce A. Huebner	Edgardo Santos, MD	Melissa Johnson, MD
Director, Chair - Nominating and	Director, Chair – Compensation	Medical Director, Lynn Cancer Institute,	Medical Oncologist, Nashville, Tennessee
Governance Committee, Member	Committee, Member – Science	Boca Raton, Florida
Science and Technology Committee	and Technology Committee,
Member – Audit Committee
		Fred Hirsch, MD, PhD	Santosh Kesari, MD, PhD
Michael W. Nall		CEO, Int’l Assoc.of Study of Lung Cancer;	Chair, Dept. of Translational Neuro-oncology
Director, President & CEO		Professor of Medicine, University of	and Neurotherapeutics, John Wayne Cancer
		Colorado	Institute, Santa Monica California

Scientific Advisory Board		David Berz, MD, PhD
Beverly Hills Cancer Center
David Rimm, MD, PhD	Marileila Garcia, PhD	Chief Medical Officer – Valkyrie
Professor of Pathology and Medicine	Professor, University of Colorado Division	Pharmacueticals
(Oncology) Yale University School of	of Medical Oncology	Beverly Hills, CA
Medicine

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Potential Liquid Biopsy Global Market Opportunity

Liquid Biopsy market segments Today Emerging Future Future Profiling Monitoring Companion Diagnostics Screening including detection of asymptomatic patients ~$9B worldwide market by 2020* ~$2B worldwide market by 2020* ~$5B worldwide market by 2020* ~$7B worldwide market by 2020* “We sized the [global] market opportunity for liquid biopsy as $22B by 2020…” *J.P. Morgan Industry Report - May 27, 2015

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Molecular Profiling of Cancer Biomarkers

The Standard of Care in Personalized Treatment

Target Selector Biopsy ctDNA CTCs Tissue Biopsy Personalized Molecular Assays Identification of Molecular Biomarkers Required to Qualify Patients for Targeted Therapy

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Personalized Treatment Improved Outcomes

5-Year Relative Survival By Year of Diagnosis (All Cancer Sites) 75.0% 70.0% 65.0% 60.0% 55.0% 50.0% 45.0% 40.0% 1975-1977 1978-1980 1981-1983 1987- 1989 1990-1992 1993-1995 1996-1998 1999-2001 2003-2006 2007-2013 2004 2013 the overall cancer death rate in the united stated fell by Evolution of Targeted Therapies for Cancer Treatment NCI Cancer Statistics https://seer.cancer.gov/csr/1975_2014/browse_csr.php?sectionSEL=2&pageSEL=sect_02_table.08.html   Herceptin Tarceva Erbitux Zelboraf Xalkori Gilotrif Tagrisso Keytruda Opdivo

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Matching Cancer Patients to Personalized Therapy Remains Challenging

Lives are lost… Cancer proliferates… Time elapses… Treatment effective Treatment not effective Treatment not effective Treatment effective Dollars are wasted… Resources spent… Time elapses…

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Legacy Cancer Diagnostic Tools Do Not Tell The Complete Story

	Advantages	Disadvantages	Cost
Traditional Surgical Biopsy	▪ Required for diagnosis ▪ Considered standard of care ▪ Source of cancer (histology) ▪ Results for all known oncogenic alterations ▪ Analysis of whole cells

▪ Invasive – not appropriate for monitoring

▪ Risk of adverse events

▪ Expensive

▪ Often inadequate for complete molecular

profiling

▪ Only 57% of tissue biopsies have sufficient

tissue for analysis

▪ Can take as much as 30 days for results

▪ Heterogeneity of tumor can lead to false

negatives

▪ Does not account for evolving cancer over time

– snapshot view

			$15,000 to $45,000
NGS Based Liquid Biopsy Panels	▪ Real time ▪ Non-invasive – appropriate for profiling ▪ Faster availability of results	▪ Cannot deliver information on all biomarkers ▪ Varying sensitivity and specificity by biomarker ▪ Expensive ▪ Non-clinically actionable information ▪ One size fits all approach – not individualized ▪ Based solely on DNA fragments – ctDNA ▪ Target market – medical oncology only	$6,800

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Biocept Solves the Problem by Combining the Best of Both Worlds

Target Selector Biopsy – Completing the AnswerTM

The Biocept Advantage

✓ Combined results from whole cells (CTCs) and ctDNA from a single blood sample

✓ Enables results for all types of oncogenic alterations including SNVs, Indels, Fusions, CNVs, and Protein Expression

✓ Turnaround in 7 days or less enabling targeted therapy to move into frontline	✓ Cost = $1,200

✓ Individually validated all alterations – delivers high concordance with tissue

✓ Marketed as single tests or profiles enables personalized results for each patient

✓ Value – pay for individual and/or actionable alterations only

✓ Reimbursement advantages

✓ Addresses challenges of tumor heterogeneity

✓ Real time results versus static snapshots

✓ Non-invasive - appropriate for both profiling and monitoring
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Patient Case Study – Biocept’s Testing Provides “The Gift of Time”

Biocept’s Target Selector Enables Personalized Treatment for Non-Small Cell Lung Cancer (NSCLC) Patient After Tissue Biopsy Proves Inadequate

Biopsy yields insufficient tissue for biomarker testing Jan 2014 Disease progression confirmed biopsy tissue insufficient for biomarker testing Nov 2014 Biocept’s liquid biopsy detects ALK Translocation Dec 1, 2014 Patient progresses liquid biopsy ordered Biocept liquid biopsy ordered again ALK not detected June 2016 3 cycle of chemo plus cyberKnife therapy completed May 2014 Crizotinib Nivolumab Female patient with history of cancer Jan 2014 Physician orders biocept EGFR and ALK liquid biopsy tests Nov 21, 2014 18months progression free survival on crizotinib June 2016 Patient continues to thrive after several rounds of personalized treatment

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Highly Relevant Test Menu:

Industry Leading Assays Trusted by Clinicians, Patients, and Payers

15 Actionable Biomarkers Found in the Guidelines

Cancer	Target Selector CTC	Target Selector ctDNA
Breast	HER2*, ER*, FGFR1, AR, PDL1, PR*	ESR1 mutations
Gastric	HER2*, FGFR1
Lung	ALK*, ROS1*, MET*, FGFR1, PDL1*, RET	EGFR*, KRAS*, BRAF* mutations, ALK mutations
Colon	EGFR amplification	KRAS*, BRAF*, NRAS* mutations
Prostate	AR, ARv7
Melanoma		BRAF*, NRAS* mutations

 * In NCCN guidelines

•	Biomarkers currently available for clinical use
•	Biomarkers under development
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Industry-Leading Assay Performance

Controlled Validation Concordance (standard criteria) – 99.3%

CTC Biomarkers + ctDNA Analytical Validation	CTC Biomarkers + ctDNA Analytical Combined
Data Size (N)	4641
Accuracy	4610/4641 (99.3%)
Sensitivity	99.2%
Specificity	99.6%

Concordance to Tissue (real-world experience) - 87%

CTC Biomarkers + ctDNA Clinical Validation	CTC Biomarkers + ctDNA Clinical Combined
Data Size (N)	407
Accuracy	354/407 (87%)
Sensitivity	74%
Specificity	94.6%

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Premier Commercial Platform

Completing the answer Biocept  26 issued patents  Comprehensive high- performance NCCN Test offering Evolution to Distributed Kit Model EmpowerTC  tm Pathology partner ship  Strong Growth Driven By Effective Commerical Team  Increasing  Reimbursement  Opportunity for cost leadership

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Differentiated Product Offerings

Company	CTCs / Whole Cells	ctDNA / DNA Fragments	Proprietary Collection Tube	Pathology Partnership Strategy
Genomic Health (GHDX)
Epic Sciences (private)
Foundation Medicine (FMI)
Guardant Health (private)
Biocept (BIOC)

Biocept Advantage

▪	Leading company commercializing both CTCs and ctDNA from a single blood sample
▪	Demonstrated high concordance with tissue
▪	Assays for most appropriate tumor target from blood for each biomarker
▪	Blood more likely to contain intact cells and is less fragmented than other fluids such as urine
▪	Broad, international patent coverage
▪	Cost and reimbursement advantages
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Biocept IP Portfolio

Family 1
MicroChannel for CTC Capture	1) Issued in US with 11 international counterparts
• Patent 1 – Recovery of rare cells using microchannel	• China – Korea – China - France – Germany – Great Britain
• Patent 2 – Device for Cell Separation	Italy – Spain – Hong Kong – Japan – pending Aus. – Can.
2) Issued in US

Family 2
CTC Capture With Antibody Cocktail	1) Issued in US with 8 international counterparts
• Patent 1 – Devices & Methods of Cell Capture	• Aus. – France – Germany – Great Britain – Spain – Italy – Hong
Analysis	Kong - Japan – pending in Can - China
• Patent 2 – Method and Reagents for Signal	2) Issued in US, Japan, and China - 4 international cases
Amplification	pending
• Canada – Europe - Hong Kong –Korea

Family 3
Collection Tube	1) Issued in US
Patent 1 – Use of DU for Anti-Clumping of Biological
Sample

Family 4
Switch Blockers for ctDNA Analysis	1) Issued in US, Australia, and China with 4 international
Patent 1 – Methods for Detecting Nucleic Acid	counterparts
Sequence Variants	Europe – Japan – Hong Kong – Korea – Brazil

Extensive IP portfolio expected to allow Biocept to monetize IP through out-
licensing and moving to distributed model based on developing diagnostic kits

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Market Development

Customer Focus

▪    Target select cancer center regions

▪    Focus on community oncologists (80% of cancer care)

▪    Partner with integrated delivery networks and local pathologists

Commercial team

▪    Experienced leadership

▪    Regionally based team with significant oncology sales experience

▪    Managed care expertise

Current Salesforce Coverage Sales Mgt. Sales Exec 14 NCCN Center direct sales representatives in the field

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Commercial Adoption

▪ Executing on strategy to contract with major cancer treatment institutions, GPOs, and distributors
▪ Increasing patient access
▪ Accelerating adoption of liquid biopsy
▪ Leveraging sales and marketing resources by increasing awareness of Biocept’s liquid biopsy platform within large health systems
▪ Roll out new tests and service offerings including molecular pathology partnering model (ie ―TC-PC‖)

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“AND” Campaign Debut at ASCO 2017

Biocept Completing the Answer Target SelectorTM Liquid Biopsy Increasing Targeted Therapies via Liquid Biopsy eating cancer patients, it’s no longer an either/or world. At Biocept, we’re all about the AND… It’s time to consider molecular information from both tissue AND blood. Biocept is the industry’s first to offer cancer biomarker testing using both ctDNA AND CTCs. Focused on approved NCCN biomarkers, Biocept’s tests include targeted therapy AND immunotherapy markers. Visit Booth #25160 to learn about Biocept’s Liquid Biopsy Technology. www.biocept.com

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EmpowerTC™ Launch at CAP 2017

Biocept Compelting the AnswerTM Empower TCTM Tech-Only Liquid Biopsy Empowering Local Pathologists With World-Class Diagnostics the first in the industry to offer cancer biomarker testing using both ctDNA AND CTCs. Biocept offers specialized tests for approved nccn biomarkers, including targeted therapy and immunotherapy markes. Ctdna braf egfr kras nras ctc alk ar er fgfr1 her2 met pd l1 pr ret ros1 ctc count Our World-Class Lab. Your Expertise. Partner with Biocept for Tech-Only Services that combine our leading CTC Testing Technology with Your Local Knowledge. ALK Gene Rearrangement by FISH:DETECTED (1CTC/16 ml) Case Study:Biocept's liquid Biopsy Enables Personalized Treatment for Non-Small Cell Lung Cancer (NSCLC) Patient After Tissue Biopsy Proves Inadequate. Customer Service 888-332-7729 • FAX 877-300-1761 Biocept,Inc. 5810 Nancy Ridge Drive,San Diego, CA 92121 www.biocept.com C) 2017 Biocept.lnc.. All rights reserved. Target Selector is a trademark of Biocept,Inc. NCCN Guidelines is registered trademark of National Comprehensive Cancer Network, Inc... mktg-0036-02

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Collaboration with Thermo Fisher Scientific

▪  Seek to Validate Thermo Fisher Oncomine™ NGS Panel in Biocept’s CLIA-certified laboratory

▪  Once validated, Biocept to be designated as Thermo Fisher Liquid Biopsy ―Center of Excellence‖ for oncology-focused liquid biopsy initiatives with the companies jointly pursuing various commercial opportunities

▪  Initially target the pharmaceutical industry to provide diagnostic testing services for drug development, clinical trial support, and companion diagnostics (CDx)

▪  Collaboration also intends to evaluate the feasibility of developing best-in-class products based on the integration of Biocept’s Target Selector™ technology with Thermo Fisher’s Ion Torrent™ NGS platform and Oncomine™ liquid biopsy-based NGS panels.

Thermo Fisher scientific Agreement in Place for Technology & Commercial Collaboration biocept completing the answer

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Health Plan Access Continues to Expand with Third Party Contracts

▪  Managed Care agreements in place covering >200 million lives

▪  Dedicated managed care leadership with years of experience from GE, LabCorp and Quest

▪  Payors have positive coverage for biomarkers listed in guidelines

▪  Aligns with goals of healthcare reform

▪  Improved outcomes while reducing costs

▪  Utilize established CPT codes

Multiplan imagine more… acpn America's Choice Provider Network fedmed bluecross blueshield stratose TM people analytics results medincrease health plans tm scripps three rivers trpn provider network galaxy health network fortified provider network biocept completing the answer

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Deploying Capital To Fuel Accelerated Growth

Annual Revenue Development Commercial$5.5 $5.0 $4.5 $4.0 $3.5 $3.0 $2.5 $2.0 $1.5 $1.0 $0.5 $0.0 FY 2014 $0.1 FY 2015 $0.6 FY 2016 $3.2 FY 2017 $5.1 Annual Patient Samples 5,500 5,000 4,500 4,000 3,500 3,000 2,500 2,000 1,500 1,000 500 0 FY 2014 661 FY 2015 2,030 FY 2016 4,540 FY 2017 5,051 Commercial Development Research/Evals Note: FY 2017 includes $1.2M related to revenues recognized upon the receipt of payment. Biocept completing the answer

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Biocept – Execution of Value Creation Strategy

▪  Investment in technology development of over $100M resulting in full commercialization

▪  Liquid Biopsy moving from early adopter orders to mainstream clinician orders for profiling.

▪  First liquid biopsy (plasma based EGFR testing) now in NCCN guidelines – will increase routine adoption (―AND‖ campaign)

▪  Early adopters now using for monitoring for response or progression indicating that the broader group will follow over coming year

▪  14 sales representatives in the field – driving deeper market penetration

▪  Only liquid biopsy company to market to oncologist and pathologist by providing value to both, with a goal of standardization at the institutional level

▪  Paid today by payors as coverage policies exist for Biocept menu, therefore generating revenue – per accession revenue of approx $1000 - $1200.

▪  At beginning of 2016, approx 5% of the cash needs provided by operations, 2017 approx 17%

Today Central Lab Collection Tube Commercialization Pathology Partnership 2018 IVD Kit Development 2019 Distributed IVD Kit Platform biocept completing the answer

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Appendix

29

Patented Target Selector™ Platform Enables

both CTC and ctDNA Analysis

Benefits:

▪  CTCs obtained through our platform can be used to molecularly characterize tumor cells and evaluate changes in protein expression with the same techniques done in tissue.

▪  The same specimen can be microscopically analyzed for DNA and protein targets.

▪  All CTC tests are enumerated and can be used in monitoring applications.

Antibody Cocktail CTC Isolation CEE-Sure™ Blood Collection Tube for CTCs and ctDNA Patented Microfluidic Channel Detection, Enumeration and Biomarker Analysis all in the Channel FISH for Rearrangements Copy Number Variations ICC for Proteins Buffy Coat CTCS Plasma ctDNA Red Blood Cells

30

Patented Target Selector™ Platform Enables both CTC and ctDNA Analysis

Benefits:
▪ Performing PCR upfront and then sequencing delivers added confidence to final result.
▪ Switch-Blocker technology enriches oncogene mutations and suppresses wild type DNA resulting in ultra-high sensitivity and specificity.
▪ All ctDNA tests are quantitative and can be used to monitor mutation load.
▪ NGS technology allows multiplexing capabilities and future panel development.

Palsma ctdna buffy coat ctcs red blood cells DNA Isolation Patented Switch- Blocker Technology Multiplex Selector Enrichment PCR NGS Sanger Sequencing CEE-Sure™Blood Collection  Tube for CTCs and ctDNA  qPCR Mutation Detection

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Biocept Publications, Posters, and Abstracts

42 Scientific/Clinical Presentations ▪ 9 Peer-Reviewed Journal Publications and 3 Published Case Reports
▪ 23 Poster Presentations at Leading Scientific/Clinical Meetings
▪ 1 Technology Description
▪ 6 Abstracts: Scientific/Clinical Meetings

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Partners in Establishing Clinical Utility

▪ Collaborations with major cancer centers
▪ Participating in medical meetings and symposia
▪ Engaging KOL Advisors
▪ Building relationships with patient advocacy groups
▪ Expanding strategic partnerships with pharma and biotech for personalized diagnostics

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Landmark Clinical Trial for Liquid Biopsy

The Addario Lung Cancer Medical Institute (ALCMI) is an international research consortium driving clinical research via a world-class team of investigators from 25 member institutions in the U.S. UK, and Europe. It is supported by a dedicated centralized research infrastructure including standardized biorepositories and data systems.

▪ 400 Lung Cancer Patients
▪ 25 Treatment Sites (U.S. and International)
▪ 1 Year Study Duration Evaluating Clinical Utility of Biocept Liquid Biopsy Testing
▪ Up to 2,400 Liquid Biopsy Data Points
▪ Key Endpoints:
▪ Demonstrate Concordance vs. Tissue
▪ Evaluate Response To Drug Therapy
▪ Identify Resistance Mechanisms
▪ Predict Treatment Failure Early

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Achievements Since Going Public

Now	At IPO
✓ Revenue of $5.1M in FY 2017	$0 Revenue
✓ In-house billing and collections	Outsourced
✓ 26 Issued Patents	1
✓ 16 Members on Commercial Team (14 sales reps)	None
✓ Multiple health plan agreements signed including BCBS plans covering over 200M lives	None
✓ 4 Pharma Agreements	None
✓ Nearly 30 ongoing clinical studies & numerous published papers and presentations at medical and scientific conferences	Less than 6
✓ Multitudes of patients helped	Minimal

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Biocept

Contact: David Moskowitz, Investor Relations Email: dmoskowitz@biocept.com; Phone: 858-320-8244	36